New Found Gold and Maritime Resources Announce Closing of Previously Announced Arrangement: Creation of an Emerging Canadian Gold Producer

Vancouver, BC, November 13, 2025 - New Found Gold Corp. ("New Found Gold" or the "Company") (TSXV: NFG, NYSE-A: NFGC) and Maritime Resources Corp. ( "Maritime Resources") (TSXV: MAE) are pleased to announce that they have closed their previously announced transaction whereby New Found Gold has acquired all of the issued and outstanding shares of Maritime Resources (the "Maritime Shares"), that it does not already own, by way of a statutory plan of arrangement pursuant to Division 5 of Part 9 of the Business Corporations Act (British Columbia) (the "Transaction").

In connection with the completion of the Transaction, Allen Palmiere joined the board of directors of New Found Gold (the "Board") and Melissa Render, President of New Found Gold resigned from the Board. All the directors and officers of Maritime Resources resigned from their positions.

Keith Boyle, Chief Executive Officer and Director of New Found Gold, stated: "In less than a year, New Found Gold has transformed from an early-stage exploration company to an emerging Canadian gold producer with camp-scale exploration potential. Today we see two high-quality assets, the Queensway Gold Project and the Hammerdown Gold Project, located in a Tier 1 jurisdiction with strong synergies, come together at a time of highly favourable gold prices. Under the guidance of an experienced new Board, the Company's management team of mine builders and operators are focused on the path to production and continuing to deliver shareholder value."

"The combined Company is now producing gold; we could not have gotten to this point without the support of our local communities. For this we give our thanks and look forward to continuing this journey with you," continued Mr. Boyle.

Paul Andre Huet, Chairman of New Found Gold, stated: "I am pleased to welcome Allen Palmiere to the Board. Allen brings a depth of operational, management and finance experience to the Company and his expertise on the Maritime Resources assets is of great value. On behalf of the Board and the entire company, I would also like to thank our President, Melissa Render for her service on the Board."

Garett Macdonald, President and CEO of Maritime Resources, stated, "We are pleased with the completion of the business combination and are excited for New Found Gold as it grows into Canada's newest mid-tier gold producer. I would like to recognize the efforts of Maritime's team who demonstrated determination and creativity to develop the Hammerdown Gold Project, as well as the solid support of our shareholders, local communities and the Province of Newfoundland and Labrador these past few years."

Under the terms of the arrangement agreement entered into by New Found Gold and Maritime Resources on September 4, 2025, each holder of Maritime Shares received 0.75 of a New Found Gold common share (each whole share, a "New Found Gold Share") in exchange for each Maritime Share (the "Exchange Ratio"). Immediately upon completion of the Transaction, existing New Found Gold shareholders and former Maritime Resources shareholders held approximately 69% and 31%, respectively, of the pro forma company on a fully-diluted in-the-money basis and Maritime Resources became a wholly-owned subsidiary of New Found Gold. New Found Gold will apply for Maritime Resources to cease to be a reporting issuer under applicable Canadian securities laws and the Maritime Shares will be delisted from the TSX Venture Exchange ("TSXV").

In accordance with the plan of arrangement, each option to purchase Maritime Shares (each, a "Maritime Option") was cancelled and exchanged for a replacement option to acquire from New Found Gold such number of New Found Gold Shares equal to the product of: (A) that number of Maritime Shares that were issuable upon exercise of such Maritime Option immediately prior to the effective time of the Transaction (the "Effective Time") and (B) the Exchange Ratio, at an exercise price per New Found Gold Share equal to the quotient determined by dividing: (X) exercise price per Maritime Share at which such Maritime Option was exercisable immediately prior to the Effective Time, by (Y) the Exchange Ratio. Pursuant to the plan of arrangement, each outstanding Maritime Share purchase warrant became exercisable for New Found Gold Shares issuable on exercise and adjusted in accordance with the Exchange Ratio.

In order to receive the New Found Gold Shares in exchange for their Maritime Shares, registered Maritime Resources shareholders must complete, sign, date and return the Letter of Transmittal that was mailed to each registered Maritime Resources shareholder. The Letter of Transmittal is also available from Maritime Resources' depositary, Computershare Investor Services Inc., and online under Maritime Resources' issuer profile on SEDAR+ at www.sedarplus.ca. Non-registered Maritime Resources shareholders whose Maritime Shares are registered in the name of a broker, investment dealer, bank, trust company, trustee or other intermediary or nominee should contact that intermediary or nominee for assistance in depositing their Maritime Shares and should follow the instructions of such intermediary or nominee in order to deposit their Maritime Shares.

Further information about the Transaction is set out in Maritime Resources' management information circular dated October 1, 2025, which can be accessed online under Maritime Resources' issuer profile on SEDAR+ at www.sedarplus.ca.

Blake, Cassels & Graydon LLP acted as legal counsel to New Found Gold with respect to the Transaction. BMO Capital Markets acted as financial advisor to New Found Gold. Osler, Hoskin & Harcourt LLP acted as legal counsel to Maritime Resources with respect to the Transaction. SCP Resource Finance LP and Canaccord Genuity Corp. acted as financial advisors to the board of directors of Maritime Resources.

Allen Palmiere - Independent Director

Mr. Palmiere, a Chartered Accountant-Chartered Public Accountant by training, has over 40 years of experience in the mining industry both from a financial and operational perspective. His international experience includes South Africa, Central America, Guyana Brazil and China. Mr. Palmiere's expertise includes operations, executive management and financing, both debt and equity. Additionally, Mr. Palmiere has extensive experience in mergers and acquisitions. Mr. Palmiere's former executive positions include CEO and Chairman of the Board, HudBay Minerals Inc., Executive Chairman, Barplats Investments Ltd., Vice President, CFO, Zemex Corporation, and President and CEO, Breakwater Resources Ltd. Mr. Palmiere has also served as a director of numerous public companies. Mr. Palmiere is currently the CEO, President and a Director of Gold Resource Corporation.

Shares for Debt Transaction

The Company is pleased to announce that it has entered into a debt settlement agreement (the "Settlement Agreement") with SCP Resource Finance LLP ("SCP") to settle an aggregate amount of $3,276,712 in outstanding debt, rounded down to the nearest whole number of shares, related to the fees incurred by Maritime Resources pursuant to the terms of the letter agreement with SCP dated March 20, 2024, as amended on August 8, 2025, whereby SCP was appointed as financial advisor in connection with strategic matters related to any financing or a transaction resulting in the sale of Maritime Resources.

Pursuant to the terms of the Settlement Agreement, the Company has agreed to issue 1,085,003 New Found Gold Shares (the "Settlement Shares") at a deemed issue price of $3.02 per Settlement Share, based on the closing price of the New Found Gold Shares on the TSXV on November 12, 2025 (the "Shares for Debt Transaction"). The Board of New Found Gold has determined that the Shares for Debt Transaction is in the best interests of the Company.

Closing of the Shares for Debt Transaction is subject to customary closing conditions, including the approval of the TSXV and authorization of the NYSE American. The Settlement Shares to be issued pursuant to the Shares for Debt Transaction will be subject to a hold period of four months and one day following the date of issuance, in accordance with the applicable securities laws and TSXV policies.

About New Found Gold Corp.

New Found Gold is a well-financed advanced-stage exploration and development company that holds a 100% interest in the Queensway Gold Project ("Queensway"), as well as the recently acquired Maritime Division, where the Company is focused on bringing the Hammerdown Gold Project ("Hammerdown") into steady-state gold production. The Maritime Division includes Hammerdown, where it holds a 100% interest directly and subject to option agreements entitling it to earn 100% ownership in the Green Bay Property, which includes the former Hammerdown gold mine and the Orion gold project. The Maritime Division controls over 43,900 hectares of exploration land including the Green Bay, Whisker Valley, Gull Ridge and Point Rousse projects. Mineral processing assets in the Baie Verte mining district include the Pine Cove mill and the Nugget Pond Hydrometallurgical Gold Plant gold circuit.

The Company has completed a PEA at Queensway (see New Found Gold news release dated July 21, 2025). Recent drilling continues to yield new discoveries along strike and down dip of known gold zones, pointing to the district-scale potential of the Project that covers a +110 km strike extent along two prospective fault zones. On September 8, 2025, the Company announced it had entered into a property purchase agreement with Exploits Discovery Corp. ("Exploits") that would provide New Found Gold with a 100% interest in certain mineral claims in Newfoundland and Labrador held by Exploits (the "Claims") (see news release dated September 8, 2025). The Claims adjoin Queensway and would increase the size of Queensway by up to 33%, to a total of 234,050 hectares.

The Company's assets are located in Newfoundland and Labrador, Canada, a Tier 1 jurisdiction with excellent infrastructure and a skilled local workforce.

New Found Gold has a new Board and management team, a strong treasury and a solid shareholder base which includes cornerstone investor Eric Sprott. The Company is focused on growth and value creation.

New Found Gold Corp.
Per: "Keith Boyle"

Keith Boyle, Chief Executive Officer

Qualified Persons

The scientific and technical information disclosed in this press release related to Queensway was reviewed and approved by Melissa Render, P. Geo., President, and a Qualified Person as defined under National Instrument 43-101. Ms. Render consents to the publication of this press release by New Found Gold. Ms. Render certifies that this press release fairly and accurately represents the scientific and technical information that forms the basis for this press release.

The scientific and technical information disclosed in this press release related to the Maritime Division was reviewed and approved by Keith Boyle, P. Eng., CEO, and a Qualified Person as defined under National Instrument 43-101. Mr. Boyle consents to the publication of this press release by New Found Gold. Mr. Boyle certifies that this press release fairly and accurately represents the scientific and technical information that forms the basis for this press release.

Contact

For further information on New Found Gold, please visit New Found Gold's website at www.newfoundgold.ca, contact us through our investor inquiry form at https://newfoundgold.ca/contact/ or contact:

Fiona Childe, Ph.D., P.Geo.

Vice President, Communications and Corporate Development

Phone: +1 (416) 910-4653

Email: contact@newfoundgold.ca

Neither the TSXV nor its Regulatory Services Provider (as that term is defined in the policies of the TSXV) nor the Canadian Securities Exchange nor its Market Regulator (as that term is defined in the policies of the Canadian Securities Exchange) has reviewed or accepts responsibility for the adequacy or accuracy of this release.

Cautionary Statements Regarding Forward-Looking Information

This press release contains certain "forward-looking statements" within the meaning of Canadian securities legislation, including statements relating to the Transaction and the Shares for Debt Transaction and statements relating to assessments of and expectations for the combined company including production of gold and the timing thereof; assessments and expectations for Hammerdown Gold Project and Queensway Gold Project, including the timing thereof; New Found Gold's plans to apply for Maritime to cease to be a reporting issuer; the delisting of Maritime Shares and the treatment of the Maritime Options and warrants; and closing of the Shares for Debt Transaction, including receipt of TSXV and NYSE American approvals, and the timing thereof. Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct. Forward-looking statements are statements that are not historical facts; they are generally, but not always, identified by the words "expects", "plans", "anticipates", "believes", "interpreted", "intends", "estimates", "projects", "aims", "suggests", "indicate", "often", "target", "future", "likely", "pending", "potential", "encouraging", "goal", "objective", "prospective", "possibly", "preliminary", and similar expressions, or that events or conditions "will", "would", "may", "can", "could" or "should" occur, or are those statements, which, by their nature, refer to future events. The Company cautions that forward-looking statements are based on the beliefs, estimates and opinions of the Company's management on the date the statements are made, and they involve a number of risks and uncertainties. Consequently, there can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Except to the extent required by applicable securities laws and the policies of the TSXV and NYSE American, the Company undertakes no obligation to update these forward-looking statements if management's beliefs, estimates or opinions, or other factors, should change. Factors that could cause future results to differ materially from those anticipated in these forward-looking statements include risks associated with the Company's ability to complete exploration and drilling programs as expected, possible accidents and other risks associated with mineral exploration operations, the risk that the Company will encounter unanticipated geological factors, risks associated with the interpretation of exploration results and the results of the metallurgical testing program, the possibility that the Company may not be able to secure permitting and other governmental clearances necessary to carry out the Company's exploration plans, the risk that the Company will not be able to raise sufficient funds to carry out its business plans, and the risk of political uncertainties and regulatory or legal changes that might interfere with the Company's business and prospects. The reader is urged to refer to the Company's Annual Information Form and Management's Discussion and Analysis, publicly available through the Canadian Securities Administrators' System for Electronic Document Analysis and Retrieval (SEDAR+) at www.sedarplus.ca for a more complete discussion of such risk factors and their potential effects.